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                                                                  EXHIBIT (A)(5)

GARAN, INC. 350 Fifth Avenue, New York, NY 10118 (212) 563-2000


                                                                  April 30, 2001

                            NEWS RELEASE

Quarterly Statements of Sales & Earnings, Dividend Release and Self-Tendered Offer:

Garan, Incorporated (Amex:Gan) manufacturer of children's, men's and women's wear, has announced that its "Report to Shareholders" will show:
Second Fiscal Quarter Sales & Earnings

Three Months Ended                         March 31, 2001       March  31, 2000
Earnings Per Share - Basic                 $         1.09       $           .74
                   - Diluted               $         1.08       $           .74
Net Sales                                  $   56,685,000       $    54,668,000
Net Earnings                               $    5,538,000       $     3,937,000

Six Months Ended

Earnings Per Share - Basic                 $         1.89       $          1.34
                   - Diluted               $         1.88       $          1.33
Net Sales                                  $  111,738,000       $   108,013,000
Net Earnings                               $    9,615,000       $     7,121,000


Average Shares Outstanding - Basic              5,083,000             5,322,000
                           - Diluted            5,105,000             5,348,000

Net sales for the second fiscal quarter of 2001 were $56,685,000, compared to last years sales of $54,668,000. Net earnings for the second fiscal quarter were $5,538,000, equal to $1.09 per share compared to $3,937,000 or $0.74 per share last year.

Net sales for the first six months of fiscal 2001 were $111,738,000, compared to $108,013,000 last year. Net earnings for the six month period were $9,615,000, equal to $1.89 per share compared to $7,121,000 or $1.34 per share last year.

Self-Tender Offer For Up To 700,000 Shares of Stock

On April 30, 2001, Garan's Board of Directors authorized the purchase of as many as 700,000 of its shares of common stock in a tender offer expected to commence by the mailing of materials to shareholders on May 4, 2001, and end on June 6, 2001.

The offer to purchase shares will be at a price not in excess of $30.00, nor less than $26.00 net per share. Garan will consider the responses to the offer and select the lowest purchase price that will allow it to buy 700,000 shares. Garan will pay the same price per share for all shares purchased in the offering.

If the number of shares properly tendered is equal to or less than the number of shares Garan seeks to purchase through the offer, the purchase price will be the highest price of those prices specified by tendering shareholders. If the number of shares tendered is greater than the number


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sought, the Company will select the lowest purchase price that will allow it to buy the number of shares it seeks.

Georgeson Shareholder has been appointed information agent for the offering.

Garan believes that the repurchase of its shares currently represents an excellent use of available funds and indicates confidence in Garan's future. Garan has sufficient liquid assets to consummate the offer without adversely affecting plans for growth of its business.

Declaration of Quarterly Dividend

On April 30, 2001, Garan's Board of Directors declared a quarterly cash dividend of $0.25 per share payable on May 18, 2001 to shareholders of record on May 10, 2001. Shares which are tendered on the offer will receive the dividend.

This press release is for informational purposes only and is not intended to serve as a solicitation to buy securities. Any solicitation to buy securities will be made only pursuant to an Offer to Purchase and Letter of Transmittal which Garan expects to mail to shareholders and file with the Securities and Exchange Commission ("Commission") on May 4, 2001. Before tendering shares, shareholders should read these documents carefully as they will contain important information. Investors can also obtain copies of these and other documents filed with the Commission in connection with the tender offer for free at the Commission's Web site at www.sec.gov http://www.sec.gov and from the Garan.



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